February 16, 2005



Fax (202) 942-9635
Mail Stop 04-09

David Neibert, President
Concierge Technologies, Inc.
22048 Sherman Way, Suite 301
Canoga Park, CA 91303


Re:	Concierge Technologies, Inc.
	File No.    000-29913
      Form 10-KSB for the year ended June 30, 2004
      Form 10-QSB for the year ended September 30, 2004

Dear Mr. Neibert:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB

Financial Statements and Notes

Note 10 - Subscriptions Received for Common Stock Subject to
Contingency, page 23
1. We noted that should no exemption from registration have been available with respect to the sale of the post merger shares, the persons who bought them would be entitled to the return of their subscription amounts if actions to recover such monies should be filed within one year after the sales in question. Given the fact that one year has elapsed since the sale of these shares, please clarify the nature of the ongoing contingency relating to this issue.
Similarly clarify what continued exposure you have regarding the contingent Concierge shares. At what point are these contingencies likely to be resolved?

Note 16 - Acquisition, page 26
2. Reference is made to your disclosures on page 4 under the section entitled "Patents, Trademarks, Copyrights and Intellectual Property".
Upon acquiring Halo, we note that you acquired certain trademarks and intellectual property, yet the majority of the purchase price was assigned to goodwill. What consideration did you give to assigning values to these potential intangible assets in your purchase price allocation? To the extent the intellectual property has no alternative future use, how did you consider the guidance in paragraph 42 of SFAS 141.
3. Advise us supplementally and consider expanding your future filings to clarify your accounting policy for assessing goodwill for impairment.
4. Tell us how you complied with Rule 310 (c) and (d) of Regulation
S-B in determining whether to include audited financial statements of
Planet Halo and pro forma financial information showing the effects of the acquisition.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Yolanda Crittendon at (202) 942-1868 or me at
(202) 942-1975 if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Cicely D. Luckey
Senior Staff Accountant


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Concierge Technologies, Inc.
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